

12061111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67751

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Carris Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 17th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Carris 212-742-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

265 Davidson Avenue, Suite 210	Somerset	New Jersey	08873
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Carris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Carris Investments LLC, as of April 20, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

SPERRY R. YOUNGER
Notary Public, State of New York
No. 01YO6044701
Qualified in New York County
Commission Expires July 10, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

John Carris Investments, LLC
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2011

John Carris Investments, LLC
Index to the Financial Statements
December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Members of
John Carris Investments, LLC

We have audited the accompanying statement of financial condition of John Carris Investments, LLC as of December 31, 2011 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Carris Investments, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Somerset, New Jersey
April 20, 2012

John Carris Investments, LLC
Statement of Financial Condition
December 31, 2011

Assets	
Current Assets	
Cash	$ 524,051
Commissions receivable	57,072
Employee advances	61,340
Trading securities	18
Due from clearing agent	19,360
Deposit with clearing agent	113,700
Total current assets	775,541
Furniture and equipment, net	616,969
Total Assets	1,392,510
Liabilities and Member's Equity	
Liabilities	
Accounts payable	61,128
Accrued expenses and other liabilities	626,360
Deferred rent payable	134,101
Commissions payable	11,274
Total Liabilities	832,863
Commitments and Contingencies	-
Member's Equity	559,647
Total Liabilities and Member's Equity	$ 1,392,510

See accompanying notes to the financial statements.

John Carris Investments, LLC
Statement of Operations
Year Ended December 31, 2011

Revenues	
Commissions	$ 2,309,103
Investment income	8,385
Other income	85,771
Total revenues	2,403,259
Operating Expenses	
Salaries and related expenses	2,131,727
Clearing charges	205,631
Commissions	888,388
Professional fees	645,023
Travel	115,637
Rent and occupancy	415,660
Insurance	295,494
Telephone	94,083
Office expenses	191,297
Registration fees and assessments	113,665
Depreciation	62,875
Meals and entertainment	231,723
Bank charges	12,751
Automobile expense	8,963
Charitable contributions	29,300
Dues and subscriptions	52
Miscellaneous expenses	35,769
Interest expense	31,885
Total operating expenses	5,509,923
Net Loss	$ (3,106,664)

See accompanying notes to the financial statements.

John Carris Investments, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2011

Member's Equity, January 1, 2011	$ 507,564
Prior Period Adjustment	(157,175)
Net Loss for the Year Ended December 31, 2011	(3,106,664)
Contributions	3,781,523
Distributions	(465,601)
Member's Equity, December 31, 2011	$ 559,647

See accompanying notes to the financial statements.

John Carris Investments, LLC
Statement of Cash Flows
Year Ended December 31, 2011

Cash Flows From Operating Activities	
Net Loss	$ (3,106,664)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation	62,875
Changes in operating assets and liabilities	
(Increases) Decreases in Assets	
Commissions receivable	(20,562)
Employee advances	(25,165)
Due from clearing agent	(19,360)
Security deposit	20,300
Increases (Decreases) in Liabilities	
Accounts payable	15,103
Accrued expenses and other liabilities	469,185
Deferred rent payable	134,102
Commissions payable	(81,472)
Net Cash Used in Operating Activities	(2,551,658)
Cash Flows From Investing Activities	
Acquisition of furniture and equipment	(647,212)
Cash purchases of trading securities	(18)
Net Cash Used in Investing Activities	(647,230)
Cash Flows From Financing Activities	
Member contributions	3,781,523
Member distributions	(465,601)
Net cash Provided by Financing Activities	3,315,922
Increase in Cash and Cash Equivalents	117,034
Cash and Equivalents, Beginning of Year	407,017
Cash and Equivalents, End of Year	$ 524,051
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ 4,663

See accompanying notes to the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

John Carris Investments, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934.

The company was incorporated on February 2, 2006 as Archey & Co., LLC as a limited liability company in the State of Oklahoma. On May 13, 2009, the Company formerly amended their certificate to change their name to John Carris Investments, LLC.

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Cash and Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Commissions Receivable

The Company's commissions receivable consist principally of commissions due from issuers of mutual funds and variable annuities. Management periodically assesses the collectibility of accounts receivable based upon the financial strength of the issuers of mutual funds and variable annuities. Management believes no allowance for doubtful accounts is required as of December 31, 2011.

Trading Securities

Under FASB ASC 320-10-25, securities bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are stated at market value with unrealized gains and losses recognized currently in income from operations.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using accelerated and straight-line methods over the following estimated useful lives:

Description	*Estimated Useful Life*
Furniture, automobile and equipment	5 - 7 years

Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the member and reported on his individual income tax returns.

Commissions and Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Revenues from securities transactions are recorded based upon their contractual obligations with mutual funds and insurance companies. Some contracts may contain a six month to one year charge back period for canceled contracts. Management believes any such charge backs are insignificant and has not provided any allowance for such charge backs.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not take possession of customers' securities or commodities.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Fair Value of Financial Instruments

The fair values of cash, commissions receivable, accounts payable and other short-term obligations approximate their carrying values because of the short term maturity of these financial instruments..

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2011 balance sheet date and, in accordance with FASB ASC 855-10-50, *Subsequent Events*, determined there were no significant events to report through April 20, 2012, which is the date the financial statements were available to be issued.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and commissions receivable. The Company places its cash equivalents with quality financial institutions. At times, such cash equivalents may be in excess of the FDIC insurance limit, or in some cases, may be completely uninsured. The Company believes no significant concentration of credit risk exists with respect to its cash, cash equivalents and commissions receivable. It is not the Company's policy to require collateral for receivables outstanding.

During 2011, approximately $1,492,500 was earned from two clients representing approximately 62% of total revenue.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had a net capital deficiency of $(295,737) and a net capital ratio of (4.74) to 1, which was not in compliance with regulatory requirements.

CLEARING DEPOSIT

As of December 31, 2011, the Company has a $113,700 deposit with Legent Clearing, LLC pursuant to the Fully Disclosed Clearing Agreement.

CONTINGENCIES

The company is involved in an arbitration proceedings pending before the Financial Industry Regulatory Authority (FINRA). In the action, the claimant is seeking damages relating to termination of employment, breach of duties and other claims seeking damages of $2,400,000 against the company and other defendants. The Company believes the claim is without merit and is vigorously defending its position.

The Company is also involve in an additional arbitration matter before FINRA. A former registered representative for the Company alleges the Company failed to pay him compensation from an investment banking fee sharing arrangement. The Company believes the claim is without merit and is vigorously defending its position.

OPERATING LEASE

The Company leases its facilities in New York under lease agreements expiring July 2021. Future minimum lease payments are as follows:

December 31, 2012	$ 316,726
December 31, 2013	387,109
December 31, 2014	387,109
December 31, 2015	422,301
December 31, 2016	438,297
Thereafter	2,111,505
Total	$ 4,063,047

PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2011, the Company discovered a loss related to trading activity for a customer's account should have been recorded in 2010. As a result, the loss in 2010 was understated, accrued expenses was understated and member's equity was overstated by $157,175

SUBSEQUENT EVENTS

Subsequent to year end the Company received capital contributions of $1,951,500 and had distribution of $67,000. In March 2012, the Company became compliant with its Net Capital regulatory requirements.

John Carris Investments, LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2011

NET CAPITAL	
Total Member's Equity	$ 559,647
Deductions and/or Charges:	
Non-Allowable Assets:	
Commissions receivable	57,072
Employee advances	61,340
Furniture and equipment	616,969
Total Non-Allowable Assets	735,381
Net Capital before haircuts on security positions	(175,734)
Haircuts on securities	
Other securities	3
Net Capital	$ (175,737)
AGGREGATE INDEBTEDNESS	$ 832,863
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required at 6 2/3 of aggregate indebtedness	$ 55,527
Minimum dollar net capital requirement	$ 100,000
Net Capital Deficiency	$ (275,737)
Net Capital Deficiency at 120 percent of minimum dollar net capital	$ (295,737)
Ratio of Aggregate Indebtedness to Net Capital	(4.74) to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2011.

John Carris Investments, LLC
Supplementary Information
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.

See independent auditor's report.

John Carris Investments, LLC
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been listed as of the audit date, excluding items arising for "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See independent auditor's report.

Report of Independent Registered Public Accounting Firm on Internal Control Structure

To the Members of
John Carris Investments, LLC

In planning and performing our audit of the financial statements of John Carris Investments, LLC as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by John Carris Investments, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At December 31, 2011, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did identify deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

During our audit, we noted that the Company lacked sufficient technical accounting function, including a lack of sufficient personnel with skills, training, and familiarity with Generally Accepted Accounting Principles (GAAP) that have or may affect the Company's financial statements and disclosures.
As a result, the Company's net capital was incorrectly calculated at year end and was not in compliance with regulatory requirements.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somerset, New Jersey
April 20, 2012

To the Member
John Carris Investment, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of John Carris Investments, LLC for the year ended December 31, 2011.

Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursements records entries;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2011 to December 31, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to herein. In connection with the procedures referred to herein, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to herein and does not extend to any financial statements of John Carris, LLC taken as a whole.

Somerset, New Jersey
April 20, 2012

John Carris Investments, LLC
Determination of "SIPC Net Operating Revenues" and General Assessment
Year ended December 31, 2011
Schedule of Assessment Payments

General Assessment		$	5,018
Less Payments Made:			
Date Paid	Amount		
July 21, 2011	$3,594		3,594
Less prior overpayment applied			150
Assessment balance due			1,274
Interest on late payment(s)			36
Total Assessment Balance and Interest Due		$	1,310

See independent auditor's report and the accompanying notes to the financial statements.

John Carris Investments, LLC
Determination of "SIPC Net Operating Revenues" and General Assessment
Year Ended December 31, 2011

Total revenue	$ 2,403,259
Additions:	
Net loss from principal transactions in the securities trading account	37
Interest and dividends	-
Total additions	$ 37
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members	$ 205,631
Legal fees incurred in connection with other revenue	181,861
Interest expense	8,422
Total deductions	$ 395,914
SIPC Net Operating Revenues	$ 2,007,382
General Assessment @ .0025	$ 5,018

See independent auditor's report and the accompanying notes to the financial statements.